

Don Whitty · 3rd

Vice President, Learning and Emergency Management

Kanata, Ontario, Canada · 500+ connections · **Contact info**



Calian Group

University of New Brunswick

Experience



Vice President, Learning and Emergency Management

Calian Group

Feb 2018 – Present · 2 yrs 8 mos

Ottawa, Canada Area

> 🔗 **Calian Announces Executive Leadership...**



Member of the Board of Directors

LearnSphere / SavoirSphère

Jul 2014 – Present · 6 yrs 3 mos

Fredericton, NB

LearnSphere is a consortium of private and public training organizations that creates business opportunities for stakeholders and adds capacity to the New Brunswick training and consulting industry by securing, managing, and delivering successful domestic and international projects.



Chief Learning Strategist

Tata Interactive Systems

Jan 2016 – Dec 2017 · 2 yrs

New Brunswick, Canada

About Tata Interactive Systems

Tata Interactive Systems (TIS) is an Indian developer of custom e-learning based in Mumbai, Maharashtra. TIS is represented across the US, Canada, Australia, New Zealand, Brazil and ...see mor



Board of Directors
The Institute for Performance and Learning
Nov 2010 – Nov 2015 · 5 yrs 1 mo



Suncor Energy
5 yrs 9 mos

Director, Information and Knowledge Management
Sep 2011 – Mar 2015 · 3 yrs 7 mos

Manager, Learning Technologies
Sep 2009 – Sep 2011 · 2 yrs 1 mo
Calgary, Alberta

Responsible for learning solution integration, upgrade and enhancement. An internal consultan to IT and learning and development personnel.
Development of technology based learning solutions and development processes.
Research and implement technology to assist with employee learning and developm ...see mor

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Education



University of New Brunswick
B.Ed., Technology Education
1979 – 1983



Memorial University of Newfoundland
Dip. Advanced Undergraduate Studies, Technology Education

Licenses & certifications



CTDP Certified Training and Development Professional
Canadian Society for Training and Development

Skills & Endorsements

Blended Learning · 78

 Endorsed by **Lance C. Healy and 3 others who are highly skilled at this**

Endorsed by **22 of Don's colleagues at S**

E-Learning · 77

 Endorsed by **Lance C. Healy and 10 others who are highly skilled at this**

 Endorsed by **2 of Don's colleagues at Tat Interactive Systems**

Training · 57

Endorsed by **Tim Workman and 5 others who are highly skilled at this**

Endorsed by **19 of Don's colleagues at S**

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Recommendations

Received (6)   Given (10)

David Walsh
Vice President, Category Management at Imperial Manufacturing Group
December 16, 2009, David reported directly to Don

I have known Don for the past ten (10) years as a teacher, administrator, executive, and client. I know him to be a charismatic leader who has the unique ability to inspire peo be the best that they can be. He is fearless with respect to tackling the most challenging learning technology iss... See

Kenyon Shoebridge
Leader, Business Customer Care at Bell Aliant
May 6, 2009, Kenyon worked with Don but at different companies

Don is a consummate professional with a flair for building relationships that grow and prosper to the benefit of all invc I've had the pleasure of working with Don over the past 4 ye as a key partner in enabling new IT services and support to market. Don's ability to listen and understand the nee... See

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